UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Espey Mfg. & Electronics Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

296650 10 4

(CUSIP Number)

Espey Mfg. & Electronics Corp. Employee Retirement Plan and Trust,

Peg Murphy and/or Howard Pinsley, Trustees,

233 Ballston Ave. Saratoga Springs, NY 12866, 518-584-4100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296650 10 4	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Espey Mfg. & Electronics Corp. Employee Retirement Plan and Trust (“ESOP”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 256,293
	6.	SHARED VOTING POWER 721,541
	7.	SOLE DISPOSITIVE POWER 256,293
	8.	SHARED DISPOSITIVE POWER 721,541

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,541
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27%
12.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. 296650 10 4	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer Espey Mfg. & Electronics Corp. (ESP)

(b)	Address of Issuer’s Principal Executive Offices 233 Ballston Ave., Saratoga Springs, NY 12866

Item 2.

(a)	Name of Person Filing Espey Mfg. & Electronics Corp. Employee Retirement Plan and Trust, Peggy Murphy and Howard Pinsley Trustees.

(b)	Address of the Principal Office or, if none, residence 233 Ballston Ave., Saratoga Springs, Ny 12866

(c)	Citizenship New York

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 296650 10 4

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 296650 10 4	13G	Page 4 of 6 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 721,541

(b)	Percent of class: 27%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 256,293.

	(ii)	Shared power to vote or to direct the vote 721,541

	(iii)	Sole power to dispose or to direct the disposition of 256,293.

	(iv)	Shared power to dispose or to direct the disposition of 721,541.

The ESOP holds an aggregate of 721,541 shares of the Company’s Common Stock (27% of the outstanding shares). The ESOP has the sole voting power with respect to shares held by it which have not been allocated to participant accounts, and shared voting power with respect to shares held by it which have been allocated to participant accounts.

The ESOP Trustees, Howard Pinsley and Peggy Murphy, disclaim beneficial ownership of the shares held by the ESOP, with the exception of the 21,708 and 8,149 shares which are allocated to their respective accounts.

Pursuant to the ESOP, participants are entitled to instruct the Trustee as to the voting of shares allocated to their accounts unless the Trustee determines that the instructions would be a violation of ERISA. Subject to ERISA, the Trustees vote the unallocated shares in the manner directed by the Board of Directors of the Company, which is currently in the same proportion as the instructions received on the allocated shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

CUSIP No. 296650 10 4	13G	Page 5 of 6 Pages

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 296650 10 4	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/08/2023 Date

/s/Peggy A. Murphy Signature

Trustee Name/Title